SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128 Yeoui-daero, Youngdungpo-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 ’13 Earnings Results

I. Performance in Q1 2013 – IFRS Consolidated Financial Data

					(Unit: KRW B)
Item	Q1 13	Q4 12	Q1 12	QoQ	YoY
Quarterly Results
Revenues	6,803	8,743	6,184	–22.2%	10.0%
Operating Income	151	587	–211	–74.2%	n/a
Income before Tax	41	503	–197	–91.9%	n/a
Net Income	3	320	–129	–98.9%	n/a

II. IR Event of Q1 2013 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	Q1 13 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on April 22, 2013 in Korean
21:00 (KST) on April 22, 2013 in English

5. Venue & Method:	1) Earnings release conference in Korean:
- Auditorium, B1 floor, LG Twin Towers (East Tower)
128 Yeoui-daero, Youngdungpo-gu, Seoul

2) Conference call in English:
- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:
Heeyeon Kim, Vice President, IR Division (82-2-3777-1620)

2) Main Contact for Disclosure-related Matters:
Thomas HS Yoon, Team Leader, IR Team (82-2-3777-0873)
David J Kim, Assistant Manager, IR Team (82-2-3777-2387)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q1 13 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 13 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS FIRST QUARTER 2013 RESULTS

SEOUL, Korea (April 22, 2013) – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of display technology, reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2013.

•	Sales in the first quarter of 2013 increased by 10% to KRW 6,803 billion from KRW 6,184 billion in the first quarter of 2012 and decreased by 22% from KRW 8,743 billion in the fourth quarter of 2012.

•

Operating profit in the first quarter of 2013 was KRW 151 billion. This compares with operating loss of KRW 211 billion in the first quarter of 2012 and operating gain of KRW 587 billion in the fourth quarter of 2012.

•

EBITDA in the first quarter of 2013 was KRW 1,269 billion, a year-on-year increase of 64% from KRW 779 billion in the first quarter of 2012 and a quarter-on-quarter decrease of 30% from KRW 1,814 billion in the fourth quarter of 2012.

•	Net income was KRW 3.5 billion in the first quarter of 2013 compared with net loss of KRW 129 billion in the first quarter of 2012, and net income of KRW 319 billion in the fourth quarter of 2012.

LG Display posted its fourth-straight quarterly operating profit at KRW 151 billion, compared with operating loss of KRW 211 billion in the first quarter of 2012. This is the outcome of a strategic and continuous approach seeking to expand differentiated specialty product portfolio in line with the growing trends of higher resolutions and larger-sized panels.

“With differentiated specialty products based on IPS technology, LG Display was able to lead the market and to achieve operating profit for four consecutive quarters overcoming seasonal factors,” said Dr. Sang Beom Han, CEO of LG Display. “Through continuous efforts to maximize customer value, we will further strengthen our leading position in the industry.”

The company shipped a total of 8.18 million square meters of net display area in the first quarter of 2013, an increase of 1% year-on-year.

TFT-LCD panels for TVs, monitors, notebook PCs, tablets and mobile applications accounted for 43%, 21%, 9%, 14% and 13%, respectively, on a revenue basis in the first quarter of 2013.

With 133% in liability to equity ratio, 110% in current ratio, and 16% in net debt to equity ratio as of March 31, 2013, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of March 31, 2013. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Total display area shipment in the second quarter of 2013 is expected to increase by a mid-to-high single digit percent growth rate compared to the first quarter of 2013, and panel prices anticipated to stabilize across-the-board although some products might face price fluctuation,” said James Jeong, CFO of LG Display. “Through continuous expansion of our product portfolio tailored to meet the trends towards higher resolution and larger-sized panels, LG Display remains committed to strengthening its differentiated strategies to enhance the value of each of its panels.”

Note: Estimates contained in this statement are based in accordance with the amendment to K-IFRS 1001. Operating profit is defined as surplus after cost of sales and operating costs are deducted from total revenue.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 22, 2013, at 4 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Wing, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 1094451#. Please receive your personal pincode prior to the conference call at http://pin.teletogether.com/eng; please insert 9999 on the main page to receive a personal pincode.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and seven back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of 56,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 22, 2013	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division